SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BERNARDO GRADIN IS APPOINTED NEW CEO OF BRASKEM
José Carlos Grubisich will become CEO of ETH Bioenergia,
the sugar and ethanol producer controlled by the Odebrecht group

São Paulo, July 3, 2008 - Braskem (BOVESPA: BRKM3, BRKM5, BRKM6; NYSE: BAK; LATIBEX: XBRK), the leading company in the thermoplastic resins industry in Latin America and third-largest resin producer in the Americas, announces the start of a new cycle in its business development with the appointment of Bernardo Gradin as its new CEO, replacing José Carlos Grubisich, who has led the company over the past seven years.

Braskem has effectively concluded a successful cycle of growth with value creation that has led it to become the third-largest resin producer in the Americas. The Company already has a robust growth program in place that combines new production capacity in the domestic market with international expansion opportunities that enjoy access to competitive sources of raw materials. Furthermore, Braskem has developed the world’s first project to produce green plastics, with annual capacity of 200,000 tons and operational startup expected in 2010.

A decisive step forward in this process was taken with the acquisition of the petrochemical assets of the Ipiranga Group in March 2007 and the implementation of the investment agreement with Petrobras in June, which enabled Braskem to resume its leadership role in the consolidation and strengthening of Brazil’s petrochemical industry.

Braskem’s new CEO will have the mission of implementing this strategy while identifying new growth opportunities aimed at positioning Braskem among the ten largest global petrochemical companies.

The appointment of Bernardo Gradin as Braskem’s new CEO was made in line with the planned leadership succession at Organização Odebrecht, the controlling shareholder of Braskem. Gradin participated in the entire creation and strategy-formulation process at Braskem, where has also performed important executives roles, such as vice-president of the Vinyls and Basic Petrochemicals units. He is a civil engineer with an MBA from Wharton Business School and joined Odebrecht in 1987, where most recently he served as head of Odebrecht Infrastructure and Investments (OII). He has also served in important positions at CNO and as CEO at Trikem, one of the companies later incorporated into Braskem.

Grubisich is leaving Braskem to serve as CEO of ETH Bioenergia S.A., a company that consolidates Odebrecht’s investments in the sugar and ethanol industry, an area that offers huge opportunities for growth through new production capacities and active role in the consolidation process.

With these adjustments, Braskem renews its commitment to the competitiveness of its clients and the entire petrochemical and plastics production chain and to the highest levels of corporate governance.

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins industry in Latin America, and is the third-largest resins producer in the Americas. The company operates 19 manufacturing plants located throughout Brazil, and has annual production capacity of more than 11 million tons of petrochemical and chemical products.

Forward-Looking Statement Disclaimer for U.S. Securities Law Purposes

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

For further information visit our website at www.braskem.com.br/ir or contact the IR team:

Luciana Ferreira	Luiz Henrique Valverde	Silvio Nonaka
IR Manager	IRO	IR Manager
Phone: (+55 11) 3576 9178	Phone: (+55 11) 3576 9744	Phone: (+55 11) 3576 9471
luciana.ferreira@braskem.com.br	luiz.valverde@braskem.com.br	silvio.nonaka@braskem.com.br

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 03, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.